[Stone Energy Corporation Letterhead]
July 29, 2010
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549-4628
Attention: H. Roger Schwall

Re:	Stone Energy Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 25, 2010 Schedule 14A Definitive Proxy Statement Filed March 30, 2010 File No. 001-12074
Dear Mr. Schwall:
          Set forth below are the responses of Stone Energy Corporation, a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 30, 2010, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Commission on February 25, 2010 (the “2009 10-K”) and the Company’s Schedule 14A Definitive Proxy Statement filed with the Commission on March 30, 2010 (the “Proxy Statement”).
          For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
General
1.	We note your prospectus supplements pursuant to Rule 424(b)(2) and Rule 424(b)(5), file numbers 333-158998 and 333-161391. We are unable to locate unqualified legality opinions for these securities offerings covered by the shelf registration statements filed on Form S-3, file numbers 333-158998 and 333-161391, declared effective on May 18, 2009 and August 28, 2009, respectively. Please file the unqualified opinions in a Form 8-K or by post-effective

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amendment, or advise. Please consider Compliance and Disclosure Interpretation 212.05 for 1933 Act Rules as guidance.
          Response: We respectfully direct the Staff’s attention to the unqualified legality opinions filed on the following dates with respect to the referenced registration statements.
Registration Statement 333-158998:
•	Exhibit 5.1 to the Company’s Form 8-K filed on June 16, 2009 relating to the public offering of 8,050,000 shares of the Company’s common stock.

•	Exhibit 5.1 to the Company’s Form 8-K filed on January 26, 2010 relating to the public offering of $275 million aggregate principal amount of 8.625% senior notes due 2017.
Registration Statement 333-161391:
•	Exhibit 5.1 to the Company’s Registration Statement on Form S-3 filed on August 17, 2009 relating to resale of 5,317,069 shares of the Company’s common stock by Comstock Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Risk Factors, page 8
We may not be insured against all of the operating risks to which our business is exposed, page 12
2.	We note your disclosure that “[i]n accordance with industry practice, we maintain insurance against some, but not all, of the operating risks to which our business is exposed.” In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability arising from any catastrophic occurrences involving your operations or equipment. For example, and without limitation, please address the following:
•	applicable insurance policies including the applicable policy limits related to your insurance coverage;

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•	whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims
•	clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•	to the extent any of your contracts include cross-indemnification provisions, if applicable, quantify any specified monetary limits with respect to your obligations to indemnify other parties to those contracts, in connection with legal and financial consequences of spills of industrial waste and other liquids.
          Please provide a sample of your proposed disclosure for our review.
          Response: In light of the recent events in the Gulf of Mexico, we would propose adding the following text to our second quarter Form 10-Q under Risk Factors.
We may not be insured against all of the operating risks to which our business in exposed.
In accordance with industry practice, we maintain insurance coverage against some, but not all, of the operating risks to which our business is exposed. We insure some, but not all, of our properties from operational and hurricane related events. We currently have insurance policies that include coverage for general liability, physical damage to our oil and gas properties, operational control of wells, oil pollution, third party liability, workers’ compensation and employers’ liability and other coverage. Our insurance coverage includes deductibles that must be met prior to recovery, as well as sub-limits and/or self-insurance. Additionally, our insurance is subject to exclusions and limitations, and there is no assurance that such coverage will adequately protect us against liability from all potential consequences and damages and losses.
Currently, we have general liability insurance coverage with an annual aggregate limit of up to $75 million applicable to our working interest. We also have an offshore property physical

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damage policy that contains a $75 million annual aggregate named windstorm limit. Our operational control of well coverage provides limits that vary by well location and depth and range from a combined single limit of $10 million to $150 million per occurrence. Exploratory deepwater wells have a coverage limit of $300 million per occurrence. Additionally, we maintain $35 million in oil pollution liability coverage. Our control of well and oil pollution liability policy limits are scaled proportionately to our working interests, and all of our policies described above are subject to deductibles, sub-limits and/or self-insurance. Under our service agreements, including drilling contracts, generally we are indemnified for injuries and death of the service provider’s employees as well as contractors and subcontractors hired by the service provider.
An operational or hurricane related event may cause damage or liability in excess of our coverage, which might severely impact our financial position. We may be liable for damages from an event relating to a project in which we are a non-operator, but have a working interest in such project. Such an event may also cause a significant interruption to our business, which might also severely impact our financial position. For example, we experienced production interruptions in 2005, 2006 and 2007 from Hurricanes Katrina and Rita and in 2008 and 2009 from Hurricanes Gustav and Ike for which we had no production interruption insurance.
We reevaluate the purchase of insurance, policy limits and terms annually each May. In light of the recent catastrophic accident in the Gulf of Mexico, we may not be able to secure similar coverage for the same costs. Future insurance coverage for our industry could increase in cost and may include higher deductibles or retentions. In addition, some forms of insurance may become unavailable in the future or unavailable on terms that we believe are economically acceptable. No assurance can be given that we will be able to maintain insurance in the future at rates that we consider reasonable and we may elect to maintain minimal or no insurance coverage. We may not be able to secure additional insurance or bonding that might be

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required by new governmental regulations. This may cause us to restrict our operations in the Gulf of Mexico, which might severely impact our financial position. The occurrence of a significant event, not fully insured against, could have a material adverse effect on our financial condition and results of operations.
Properties, page 16
Oil and Natural Gas Reserves, page 16
3.	We note your disclosure that the reserves committee “provides oversight in regards to reserve estimation and analysis”. Your related disclosure in the proxy statement states that the principal function of the committee is to assist management in reviewing and assessing proved reserve estimates and that the reserves committee meets “at least annually in executive session” with the independent reservoir engineers. Expand your disclosure to clarify whether the reserves committee is responsible for selecting the third party engineering firm that prepares your year-end reserves estimates. Also clarify the extent to which the reserves committee oversees the work of the third party engineering firm. If the reserves committee selects an in-house technical person (outside of the reserve committee) to oversee the work of the third party engineering firm, please disclose the qualifications of such person.
          Response: We respectfully request to expand our disclosure to comply with the comments on a prospective basis, commencing with our Form 10-K for the year ending December 31, 2010. The following is an example of our proposed additional disclosure for inclusion in our Form 10-K for the year ending December 31, 2010 in compliance with the comments:
“Our Reserves Committee Charter provides that the reserves committee has the sole authority to recommend to the Board of Directors appointments or replacements of one or more firms of independent reservoir engineers and geoscientists. The reserves committee reviews annually the arrangements of the independent reservoir engineers and geoscientists with management, including the scope and general extent of the examination of our reserves, the reports to be rendered, the services and fees, and consideration of the independence of

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such independent reservoir engineers and geoscientists. The reserves committee may consult with management but may not delegate these responsibilities. The reserves committee provides oversight in regards to the reserve estimation process but not the actual determination of estimated proved reserves. Our Reserves Committee Charter provides that it is the duty of management and not the duty of the reserves committee to plan or conduct reviews or to determine that our reserve estimates are complete and accurate and are in accordance with generally accepted engineering standards and applicable rules and regulations of the Securities and Exchange Commission. Our Director of Strategic Planning is the in-house person designated as primarily responsible for the process of reserve preparation. He is a petroleum engineer with eighteen years experience in reservoir engineering and analysis. His duties include oversight of estimate preparation of non year-end quarterly estimations and coordination with the outside engineering consultants on the preparation of year-end reserve estimates. The year-end reserve estimates prepared by our outside engineering firm are independent of any oversight of the Director of Strategic Planning or the Reserves Committee.”
4.	We note your disclosures indicating that you expect to drill 90% of your proved undeveloped reserves within the next 5 years, however you have had no material conversions in 2009. Please expand your disclosures to clarify your planned schedule for development of these reserves and include disclosures required by Item 1203(c) of Regulation S-K pertaining to any investments and progress made towards conversion that occurred during the year.
          Response: There was no material investment or significant progress toward the conversions of proved undeveloped reserves (“PUDs”) during 2009. Commencing with our Form 10-K for the year ending December 31, 2010, we propose to disclose our progress toward the conversions of PUDs with the use of a table that will resemble the following:

	Oil and Natural Gas	Future Development
	(MMcfe)	Costs
PUDs beginning of year
Revisions of previous estimates
Conversions to Proved Developed Reserves
Additional PUDs added

PUDs end of year

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We will also include explanatory narratives where appropriate.
Financial Statements
Note 16 — Commitments and Contingencies, page F-26
5.	We note your disclosures related to your dispute over potential franchise taxes owed to the state of Louisiana indicating that the company “intends to vigorously defend itself against these claims”. Please tell us if you have accrued or plan to accrue any amounts for this contingency in your financial statements. Also, if it is reasonably possible that this or any unaccrued contingency could have a material impact on your financial statements, you should disclose the range of reasonably possible loss or state that no such estimate can be made to comply with FASB ASC paragraph 450-20-50.
          Response: In compliance with FASB ASC paragraph 450-20-25, we have not accrued, nor do we have current plans to accrue, a liability for disputed franchise taxes because we have assessed the likelihood that future events will confirm the incurrence of a liability as less than probable as defined. We do believe that it is reasonably possible that this contingency could have a material impact on our financial statements. Consequently, we disclosed both the asserted claims and estimated unasserted claims for years subject to audit. The sum of these asserted and unasserted amounts disclosed represents the ultimate potential loss from this contingency. FASB ASC 450-20-50 requires a disclosure of “An estimate of the possible loss or range of loss or a statement that such an estimate cannot be made”. We believe our footnote complies with the standard.
Note 18 — Oil and Gas Reserve Information, page 30
6.	Please disclose the reasons for the significant changes in the quantities of your proved reserves to comply with FASB ASC paragraph 932-235-50-5.
          Response: We believe that the table in NOTE 18 which rolls forward reserve volumes year to year, coupled with related disclosures in the financial statements, has disclosed the reasons for significant changes in reserves year to year. For instance, we disclose in the table that in 2007 we sold producing properties that decreased reserves in the

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amount of 191,988 MMcfe, which is further explained in NOTE 6-ACQUISITIONS AND DIVESTITURES. Additionally, we disclose in the table that in 2008 we purchased producing properties that increased volumes by 252,489 MMcfe, the details of which are also disclosed in NOTE 6. We indicate in NOTE 18 the impact of pricing on reserves which explains the revisions of previous estimates for 2009. Year-end pricing disclosures provide additional information regarding revisions in previous years. We believe our disclosures comply with the standard.
Exhibit 99.1
7.	We note that the ninth paragraph after the reserve table in the report provided by your third party petroleum engineering firm includes a reference to “generally accepted petroleum engineering and evaluation principles.” While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of generally accepted petroleum engineering and evaluation principles. With a view toward disclosure, please consult with your third party engineers and then explain to us the basis for their concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with them. And if this is their view, please refer us to their source of this compilation of principles.
          Response: In the February 19, 2007 publication of the Society of Petroleum Engineers (“SPE”) entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (“SPE 2007 Standards”), the SPE acknowledges in the foreword section thereof and in section 1.2 that there are “generally accepted engineering and evaluation principles” applicable to the estimation and auditing of oil and gas reserves. The SPE goes further in section 1.2 to define the relationship between such principles and the “principles of physical science, mathematics, and economics.” A copy of the SPE 2007 Standards is available for reference at the following website: http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf.
Beyond the SPE 2007 Standards, Netherland, Sewell & Associates, Inc. (“NSAI”) and Stone are not aware of a single official reference or compilation that sets out a concise list of “generally accepted petroleum engineering and evaluation principles.” Both companies generally look to the SPE 2007 Standards, the SEC regulations, and other SPE publications, including SPE’s publication entitled Petroleum Resources Management System, and use textbooks such as “Applied Petroleum Reservoir Engineering” by Craft and Hawkins and

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“Practical Reservoir Engineering Methods” by H.C. Slider as a basis for “generally accepted engineering and evaluation principles.”
The estimates shown in the report of NSAI included as Exhibit 99.1 to our 2009 Form 10-K have been prepared using the generally accepted principles and methods as promulgated by the SPE in the SPE 2007 Standards and as embodied by the petroleum engineering textbooks, as well as in accordance with applicable standards promulgated by the Commission. We have been informed that NSAI will include reference to the SPE 2007 Standards in future applicable reports filed with the Commission.
Schedule 14A Definitive Proxy Statement, filed March 30, 2010
General
8.	Please confirm in writing that you will comply with the following comments relating to your proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.
          Response: We confirm that we will comply with the following comments relating to our proxy in future filings of our proxy. Examples of our proposed disclosures (or some similar disclosure) for inclusion in future filings of our proxy are outlined in our responses to items 9, 10 and 11.
Executive Compensation Components, page 22
Annual Cash Incentive/Discretionary Bonus Compensation, page 22
9.	We note the reserves performance target used to determine a portion of the annual cash incentive compensation award. Expand your disclosure to clarify whether the executives that are eligible to receive such bonuses calculate (or are responsible for calculating) the reserves.
          Response: The following is an example of our proposed disclosure (or some similar disclosure) for inclusion in future filings of our proxy:
“The reserve component of our Annual Cash Incentive/Discretionary Bonus is based on our annual estimate of proved reserves prepared by our outside engineering firm, Netherland, Sewell & Associates, Inc. Executives eligible for

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the Incentive/Discretionary Bonus are not involved in the calculation of the estimated proved reserves at year end. Certain executives who are eligible for participation in the plan are involved in the process of providing data to our outside engineering firm and engaging in a coordination role.”
10.	In addition, if the reserves performance target amount for 2010 is based upon the amounts contained in the third party engineering report, please so state.
          Response: The following is an example of the type of our proposed disclosure (or some similar disclosure) for inclusion in future filings of our proxy:
“The reserve component of our Annual Cash Incentive/Discretionary Bonus is based on our annual estimate of proved reserves prepared by our outside engineering firm, Netherland, Sewell & Associates, Inc. Executives eligible for the Incentive/Discretionary Bonus are not involved in the calculation of the estimated proved reserves at year end. Certain executives who are eligible for participation in the plan are involved in the process of providing data to our outside engineering firm and engaging in a coordination role.”
11.	We note the safety performance target used to determine a portion of the annual cash incentive compensation award is based on your total recordable incident rate measure of “the number of safety incidents per 200,000 man-hours worked for employees and certain contractors”. We further note your disclosure that there is a “strong correlation between long term business performance and safety performance”. In an appropriate section of your Form 10-K filing, please include a discussion of your safety performance referencing capital expenditures, safety programs, statistical measures (including those reported to regulatory bodies) or any other measures that your organization utilizes to monitor performance. Explain how these various measures factor into your assessment of your safety performance.
          Response: As we indicated in our proxy disclosures we measure our safety performance based on the total recordable incident rate (“TRIR”) which is the number of safety incidents per 200,000 man-hours worked for employees and certain contractors. All onshore safety incidents are reported to the Occupational Safety and Health Administration (“OSHA”) and are tracked on OSHA form 301. All offshore safety incidents are reported to the Bureau of Ocean Energy Management Regulation and Enforcement (“BOEMRE”). Our

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TRIR is provided to BOERME as part of a voluntary program for safety monitoring in the Gulf of Mexico. Our TRIR for the last three years was as follows:

2009	.18
2008	.44
2007	.86
          Although our safety initiatives do not require a significant capital expenditures commitment, we do expend approximately $800,000 per year in general and administrative costs (2% of our reported 2009 G&A) towards our safety efforts. Our safety initiative includes formal programs for observation and reporting of at-risk and safe behavior in and away from the work place, employee awards for results and observations, employee participation in offsite training programs and internal safety audits.
          Given the fact that we include a safety component in determining our annual cash incentive compensation award and given the fact that we measure our safety performance based on the TRIR, we would propose that in future Form 10-K filings we disclose the TRIR on an annual basis with comparisons to prior periods in ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

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Closing Comments
     In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding the foregoing to me at (337) 237-0410.

Sincerely, Stone Energy Corporation
By:	/s/ Kenneth H. Beer
Kenneth H. Beer
Senior Vice President and Chief Financial Officer